Exhibit 99.2

EFiled: Feb 25 2019 02:34PM EST Transaction ID 62999825 Case No. 2018-0646-AGB

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOHN H. SCHNATTER,	)
)
Plaintiff,	)
)
v.	)	C.A. No. 2018-0646-AGB
)
MARK S. SHAPIRO, SONYA E. MEDINA,	)	PUBLIC VERSION
OLIVIA F. KIRTLEY, CHRISTOPHER L.	)
COLEMAN, LAURETTE T. KOELLNER,	)	Filed: February 25, 2019
and PAPA JOHN’S INTERNATIONAL,	)
INC.,	)
)
Defendants.	)

VERIFIED SECOND AMENDED AND SUPPLEMENTAL COMPLAINT

John H. Schnatter, by and through his undersigned attorneys, for his Second Amended Verified Complaint, alleges as follows:

Introduction

1.           Almost 35 years ago, John Schnatter founded what would become Papa John’s International, Inc. (“Papa John’s” or the “Company”). After graduating from college, Mr. Schnatter returned to his hometown of Jeffersonville, Indiana, replaced a broom closet in his father’s tavern with a pizza oven, and began delivering pizza out of the back of the bar. From those beginnings, Papa John’s went public in 1993 and now has more than 5,000 locations throughout the world.

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2.           Since Papa John’s inception, Mr. Schnatter has served as a member of the Board of Directors, including all the years it has been a public company.

3.           Previously, on July 26, 2018, Mr. Schnatter filed an action pursuant to 8 Del. C. § 220(d) seeking documents from the Company (the “220 Action”) – documents to which he is entitled as a director of the Company. Mr. Schnatter believes those documents will expose the malicious and pre-planned way certain Company insiders have acted since the publication of a story that falsely accused him of making insulting comments and will demonstrate significant breaches of fiduciary duties committed by one or more of the Company’s independent directors and officers.

4.           This action, first filed on August 30, 2018, is about something different altogether. As originally pled, Mr. Schnatter primarily sought relief related to events that largely occurred after he made his demand for inspection, including alleged misconduct by a special committee (the “Special Committee”) of the board of directors of the Company (the “Board”) which consisted of all directors except Mr. Schnatter.

5.           In this Verified Second Amended and Supplemental Complaint, however, Mr. Schnatter seeks to focus his challenge on the rights plan adopted by the Company on July 22, 2018 (the “Poison Pill”) and certain other defensive

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actions taken by the Special Committee. Although Mr. Schnatter has sought relief with respect to the Poison Pill since commencing this action, the Company’s actions since the filing of the initial complaint necessitate prompt relief.

6.           Recently, the Board agreed to a significant investment from a third-party investor that was negotiated by the Special Committee, pursuant to which it (i) diluted Mr. Schnatter’s economic and voting interests in the Company; (ii) exempted the third-party investor from the restrictions in the Poison Pill; (iii) contractually obligated the third-party investor to vote its shares in favor of the incumbent Board’s slate of nominees at the next annual meeting; and (iv) added three new directors to the Board (one of whom is an insider). This agreement in conjunction with the Poison Pill serves to further entrench the members of the Board.

7.           Moreover, the Poison Pill prevents Mr. Schnatter – the Company’s largest shareholder by far holding approximately 30% of the Company’s voting stock prior to being diluted by the third-party investment – from interacting with, or perhaps even contacting any other stockholder regarding critical corporate matters, such as the upcoming election of directors at the annual meeting. The Poison Pill prevents Mr. Schnatter from holding almost any discussions with stockholders or other third parties who might own shares, whether to discuss the

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Company’s performance or to formulate an acquisition proposal for the Board’s consideration, among other things. It also prevents stockholders from expressing their support for Mr. Schnatter or even their disagreement with the Board. Further, no stockholder can safely call a special meeting or run a reasonable proxy contest, including a stockholder who disagrees with the actions taken by the Special Committee or opposes the entrenching investment negotiated and approved by the Special Committee.

8.           In summary, the Poison Pill prevents Mr. Schnatter or anyone else from talking to actual or potential stockholders or potential director nominees, lenders or financial partners that hold any stock in the Company, lest they risk being deemed by the Board, in its sole discretion, to be “Acting in Concert” and trigger the Poison Pill. At the same time that Mr. Schnatter is constrained by the Poison Pill, the other members of the Board are busy securing votes to preserve their incumbency, such as those secured already through the Governance Agreement. The need to resolve this issue is even more pressing because on February 14, 2019, the Company announced that its annual meeting of stockholders will be held on April 30, 2019.

9.           In the absence of Court intervention to invalidate certain aspects of the Poison Pill and the Governance Agreement so that Mr.

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Schnatter, or any other stockholder, can run an effective proxy contest in advance of the annual meeting of stockholders on April 30, 2019, Mr. Schnatter, the Company, and its stockholders, employees, and franchisees will be subject to continuing and irreparable harm.

The Parties

10.         Mr. Schnatter is the founder of Papa John’s and served as the Chairman of the Board from the Company’s inception in 1984 until mid-2018, when he voluntarily resigned as Chairman. Mr. Schnatter served as Chief Executive Officer, co-Chief Executive Officer or Interim Chief Executive Officer of the Company on five separate occasions. During those periods, the Company performed materially better than when others served in the same role.

11.         Defendant Mark S. Shapiro was appointed to the Board in February 2011. He has served as Co-President of WME | IMG, a subsidiary of Endeavor, since November 2016 and Chief Content Officer since September 2014. Non-party Endeavor provides services to the Company. Mr. Shapiro serves as a director of Live Nation Entertainment, Inc., and Frontier Communications Corporation, and as a trustee of Equity Residential. Mr. Shapiro is also Chairman of Captivate Network, a privately held company and was previously CEO of Six Flags.

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12.         Defendant Sonya Medina was appointed to the Board in September 2015. Ms. Medina is a government and public affairs strategist. She has served as a consultant to the City of San Antonio since March 2015, and as a consultant to Silver Eagle Distributors, a distributor of Anheuser-Busch products, since July 2013.

13.         Defendant Olivia Kirtley was appointed to the Board in May 2003 and, until recently, served as Chair, previously having served as Lead Independent Director from April 2016 until July 2018. She is also the chair of the Special Committee. Ms. Kirtley, is a former chief financial officer and former senior manager at a predecessor to the accounting firm Ernst & Young LLP. Ms. Kirtley serves as a director of U.S. Bancorp, ResCare, Inc., and Randgold Resources.

14.         Defendant Christopher Coleman was appointed to the Board in October 2012. Mr. Coleman is based in the UK where he is Group Head of Banking at Rothschild & Co. He is a Global Partner of Rothschild & Co, Chairman of Rothschild Bank International and serves on a number of other boards and committees of the Rothschild & Co Group, which he joined in 1989. He is also non-executive chairman of the board of Randgold Resources, where he has served on the board since 2008.

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15.         Defendant Laurette Koellner was appointed to the Board in June 2014. Ms. Koellner most recently served as Executive Chairman of International Lease Finance Corporation, a subsidiary of American International Group, Inc. (“AIG”), from June 2012 until its May 2014 sale to AerCap Holdings N.V. Ms. Koellner served as President of Boeing International, a division of The Boeing Company, where she served in a variety of financial and business leadership roles from 1997 until 2008, including as a member of the Office of the Chairman and as Boeing’s Chief Administration and Human Resources Officer. Ms. Koellner serves as a director of Celestica, Inc., The Goodyear Tire & Rubber Company, and Nucor Corporation.

16.         Messrs. Shapiro and Coleman and Mmes. Medina, Kirtley and Koellner were appointed to the Special Committee at a meeting of the Board on July 15, 2018.

17.         The Company is a Delaware corporation with its headquarters in Louisville, Kentucky. The Company has over 5,000 locations and approximately 120,000 corporate and franchise employees operating in 50 states and 44 countries and territories. The Company operates and franchises pizza delivery and carryout restaurants and, in certain international markets, dine-in and delivery restaurants, under the trademark “Papa John’s.”

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The Pill and the Special Committee’s Authority

18.         On Saturday, July 14, 2018, the Company sent notice of a Board meeting that would occur the next evening, on Sunday, July 15. At the Board meeting on July 15, the Board formed the Special Committee, consisting of all members of the Board except for Mr. Schnatter. The Special Committee was initially given the “exclusive” authority to “review all existing transactions, proposals, agreements, understandings, arrangement and relationships (collectively, whether now existing or yet to be entered into, the ‘Schnatter Group Arrangements’) of the Company with John Schnatter and his family members and his and their affiliates.”

19.         At a meeting of the Board on July 22, 2018, the Board considered adopting the Poison Pill purportedly based on volatility in the Company’s stock price and unspecified and unsubstantiated “takeover rumors.”

20.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       In other words, there was no actual threat that justified adopting the Poison Pill.

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21.         The Board and its advisors also discussed and approved the “wolf pack” provision and omitting a “qualified offer” provision that would have terminated the Poison Pill if a person made a tender offer satisfying certain conditions in the Poison Pill.

22.         At the end of the discussion, the Board voted to adopt the Poison Pill. Mr. Schnatter was the only director to abstain in the vote on the adoption of the Poison Pill.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       Nonetheless, numerous media reports consistently have stated that the Board adopted the Poison Pill specifically because Mr. Schnatter represented a threat to the Company. Much like the Company’s failure to correct misreporting about statements attributed to Mr. Schnatter, the Board has done nothing to disabuse anyone of the notion that the Board, in fact, believed Mr. Schnatter was a threat to the Company and the reason for the adoption of the Poison Pill.

23.         Indeed, as of July 22, 2018, there was no credible threat to the Company from any stockholder or potential acquirer.

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24.         Given the absence of an identifiable threat, one might think that the Board would be restrained in the form of Poison Pill. Not so. The Poison Pill, is not some generic, off-the-shelf rights plan with terms that Delaware courts have consistently approved. Specifically, the “wolf pack” provision in the Poison Pill has never been approved by a Delaware court, because, as a practical matter and just one example of its extreme design, it eliminates the ability of stockholders to run a proxy contest as a practical matter.

25.         The core provisions of the Poison Pill resemble traditional rights plans. Like most Poison Pills, this plan is “triggered” when a stockholder becomes an “Acquiring Person.” In this case, an Acquiring Person is a stockholder who beneficially owns greater than 15% of the shares of the Company’s common stock outstanding. Mr. Schnatter, who owned approximately 30% of the outstanding voting stock before dilution from the third-party transaction, is “grandfathered” in, and would become an Acquiring Person if he beneficially owns greater than 31% of the Company’s common stock outstanding. Essentially, if Mr. Schnatter acquires any additional stock, the Poison Pill could be triggered by the Board.

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26.         The concept of “beneficial ownership” of stock is also similar to other Poison Pills, adopting the definition of beneficial ownership from the Exchange Act Regulations, but exempting from the definition any agreement arising from a revocable proxy given in response to a public proxy or consent solicitation – with one major exception.

27.         Where this Poison Pill differs from all others approved previously by Delaware courts is that it considers a Person to beneficially own shares owned by another party with whom the Person is “Acting in Concert.” The definition of that term is breathtakingly expansive. In the Poison Pill, one is deemed to be Acting in Concert if:

such Person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) at any time after the first public announcement of the adoption of [the Poison Pill], in concert or in parallel with such other Person, or towards a common goal with such other Person, relating to changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect, where (i) each Person is conscious of the other Person’s conduct and this awareness is an element in their respective decision-making processes and (ii) at least one additional factor supports a determination by the Board of the Company that such Persons intended to act in concert or in parallel, which additional factors may include, without limitation, exchanging information, attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel.

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28.         The only exception from the Acting in Concert definition is action “solely as a result of (a) making or receiving a solicitation of, or granting or receiving, revocable proxies or consents given in response to a public proxy or consent solicitation made to more than 10 holders of shares of a class of stock of the Company registered under Section 12 of the Exchange Act, or (b) soliciting or being solicited for tenders of, or tendering or receiving tenders of, securities in a public tender or exchange offer made pursuant to, and in accordance with, Section 14(d) of the Exchange Act by means of a tender offer statement filed on Schedule TO.”

29.         In other words, under this definition, if two 10% stockholders have any interaction regarding proxies or opposition to board proposals and do not reach agreement on a plan of action, but each knows the other intends to vote in the same way, the Board could trigger the Poison Pill. Even if one of the stockholders later runs a proxy contest, because the two 10% stockholders simply interacted previously, the non-soliciting stockholder’s vote would not be “solely” because of the solicitation, and therefore could trigger the Poison Pill.

30.         The use of the word “could” is intentional, because, ultimately the Board has the exclusive ability to determine, in its sole discretion, whether shareholders are “Acting in Concert.” Given that the Board can act immediately

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without prior notice, there is little chance for a stockholder to obtain injunctive or other equitable relief to stop the rights from “flipping in” to dilute the “Acquiring Person.” In other words, the Board has the ability, in its sole discretion and unreviewable in real-time, to determine whether to trigger the Poison Pill.

31.         Perhaps most significantly, and to further highlight the draconian nature of the Poison Pill adopted by the Board, an interaction between Mr. Schnatter and any other Company stockholder could, in theory, permit the Board to trigger the Poison Pill. Consider, for example, the possibility of Mr. Schnatter simply expressing his opinion, publicly or privately, that the stockholders should consider electing directors with more experience in the retail food industry. Then, another stockholder, even a stockholder who simply overheard such statements, but was not known to Mr. Schnatter to be aware of the same, agreed with such sentiments (without any outward expression of agreement, assent or intent) and determined to vote in favor of such potential new directors at some point the future. According to the definition of “Acting in Concert”, the Board could determine, in its sole discretion, that both Mr. Schnatter and such stockholder are Acting in Concert and trigger the Poison Pill. Even a conversation between two stockholders, where neither party is aware of the other’s status as a stockholder, and where one party expresses any form of agreement about the actions of the

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Board or the Company and a desire for change, could be construed by the Board as sufficient grounds to trigger the Poison Pill. The foregoing examples are entirely plausible considering the Company’s definition of “Acting in Concert.”

32.         Moreover, this provision also could preclude the holders of 60% of the Company’s outstanding stock from jointly asking the Company to hold a special meeting of stockholders, which they are otherwise entitled to do under Article V of the Company’s certificate of incorporation.

33.         The Poison Pill would also prevent Mr. Schnatter from discussing with another stockholder their interest in serving as a nominee for election as director, since that discussion alone could constitute “Acting in Concert.”

34.         The “Acting in Concert” provision also inequitably stacks the deck in favor of the Company should Mr. Schnatter or any other insurgent stockholder decide to run a proxy contest. As noted above, a factor that can support the Board’s unilateral determination that two or more Persons are Acting in Concert includes, among other things, such Persons “exchanging information, attending meetings [or] conducting discussions.” Thus, while the Poison Pill prevents a soliciting stockholder from conducting discussions or attending meetings with (or even, arguably, separately agreeing with) other stockholders regarding a proxy – one of the core parts of any reasonable proxy contest – the Company suffers from

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no such restrictions. The Poison Pill specifically exempts the Company and its employees and directors “acting in such capacities” from the restrictions in the Poison Pill so that they can solicit votes and meet with and interact with stockholders without restriction. Indeed, the Company has made public statements that its directors (other than Mr. Schnatter, who has been and, presumably, will continue to be excluded) and members of senior leadership already have been speaking with the Company’s stockholders.

35.         Mr. Schnatter is further harmed because even if he believes an action will not constitute Acting in Concert, the Company’s other stockholders may be too fearful of the consequences of triggering the Poison Pill to have any discussions with him.

36.         The Poison Pill is drafted so broadly that it arguably imputes Mr. Schnatter’s share ownership to non-stockholders, who would be deemed to “beneficially own” Mr. Schnatter’s shares but who are not “Grandfathered Persons” under the Poison Pill.

37.         Taken together, the broad definition of Acting in Concert, and the Board’s seemingly unlimited ability to wield the power of the Poison Pill without any check or balance, work together to immediately and effectively chill any stockholder from engaging in almost any interaction with other stockholders,

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including, without limitation, activities normally associated with proxy contests and simple discussions regarding the Company’s future. In short, the members of the Board are stacking the deck in their favor so as to ensure their reelection and ongoing control of the Company.

The Board Begins a Process

38.         After adopting the Poison Pill, at a meeting of the Board on July 26, 2018, the Board, with Mr. Schnatter abstaining, voted to expand the authority of the Special Committee to review and evaluate the terms of any attempt, proposal or offer for the acquisition of control of or a controlling interest in, the Company.

39.         On or around August 23, 2018, the media began reporting that the Company (i.e., the Special Committee) had hired financial advisors to “assess its options.”

40.         At a meeting of the Board on September 26, 2018, the Board, with Mr. Schnatter abstaining, voted to expand and clarify the authority of the Special Committee to consider alternative transactions, such as a financing or other strategic investment in the Company, in addition to acquisition proposals.

41.         On October 1, 2018, the Wall Street Journal and other media outlets reported that Legion Partners Asset Management LLC (“Legion”), working with the California State Teachers’ Retirement System (“CalSTERS”), disclosed a 5.5%

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stake in Papa John’s. An article in the Wall Street Journal published on October 3, 2018, reported that Legion and the Company had spoken in recent weeks about adding board members with restaurant experience and taking other actions to improve the Company. That same article also reported that Legion had not spoken to Mr. Schnatter “but plan to consider his perspective as they would that of any major shareholder.” Taken together, these statements could be considered by the Board, in its sole discretion, to mean that Legion and CalSTERS are Acting in Concert with Mr. Schnatter, but the Board has not yet triggered the Poison Pill.

42.         In addition to Legion’s interest, on October 8, 2018, the Wall Street Journal reported that Trian Fund Management, an activist hedge fund, was evaluating a takeover bid for the Company and had contacted the Company to obtain information.

43.         At that time, Mr. Schnatter owned 30% of the outstanding shares of the Company. Thus, as a practical matter, Mr. Schnatter’s views on addition of directors or any potential business combination would go a long way in determining the viability of such a proposal. Under the Poison Pill, however, Mr. Schnatter was precluded from discussing these issues with Legion, Trian or any other stockholder. Even without discussion, Mr. Schnatter’s simple statement that he agreed with the sentiments of such parties or supported their actions could

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permit the Board to immediately trigger the Poison Pill and, without further review, cost such parties hundreds of millions of dollars.

44.         On October 18, 2018, Mr. Schnatter sent a letter to the Company and the Special Committee requesting that the Company amend the Poison Pill to remove or otherwise render inapplicable the “Acting in Concert” provisions of the Poison Pill (the “October 18 Letter”). (Ex. A.) Mr. Schnatter asked for a response to his request by the close of business on October 23, 2018.

45.         On October 22, 2018, Mr. Schnatter filed an amended Schedule 13D with the SEC (the “13D”). In the 13D, Mr. Schnatter stated, among other things, that as a result of recent events at the Company he did not have confidence in the Company’s Board or its current management. Mr. Schnatter further disclosed that he intended to review his investment in the Company’s shares and may take certain actions with respect to his investment including purchasing additional shares or selling some or all of his shares, taking other actions to maximize the value of his investment or taking any other actions lawfully permitted. Mr. Schnatter attached the October 18 Letter to the 13D.

46.         In response to the filing of the 13D, a spokeswoman for the Company sent certain members of the media a statement contending that “the rights plan does not prevent the board from considering any offer that it considers to be in the

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best interest of Papa John’s stockholders” and that the “plan also reduces the likelihood that any person or group gains control of Papa John’s without paying an appropriate control premium to all of the company’s stockholders.”

47.         The Company’s statement missed the entire point. A traditional rights plan without the “Acting in Concert” provisions does not prevent the Board from considering offers and would reduce the likelihood that any person or group gains control of Papa John’s without paying an appropriate premium. The wolfpack provisions in this Poison Pill permit the Board, for whatever reason it deems appropriate, to deem shareholders to be “Acting in Concert” with other shareholders even if they have never met or spoken with one another. The Board’s power to deem the Poison Pill to be triggered constitutes an unfair and inequitable restriction on the right of stockholders to speak with one another about issues of common interest.

48.         On top of this restriction, the Special Committee is not so restricted, thereby clearing the field for the Special Committee’s message to be the only message the stockholders of Papa John’s receive. Indeed, as will be discussed below, the members of the Special Committee are working diligently to entrench themselves through agreements with other stockholders that further limit legitimate debate, opposition, and stockholder democracy.

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The Starboard Investment and the Governance Agreement

Entrenching the Defendants on the Board

49.         Despite the draconian nature of the Poison Pill that the Board continues to wrongfully maintain, the Special Committee has recently taken additional actions to entrench its members. On February 3, 2019, acting on the recommendation of the Special Committee, the Board approved (over Mr. Schnatter’s objection) to accept an investment worth up to $250 million (the “Starboard Investment”) from Starboard Value and Opportunity Master Fund Ltd., Starboard Value and Opportunity Master Fund L.P., Starboard Value and Opportunity S, LLC, and Starboard Value and Opportunity C LP (collectively the “Starboard Entities”). In the Starboard Investment the Starboard Entities agreed, pursuant to a Securities Purchase Agreement (the “Starboard SPA”), to purchase 200,000 Series B Preferred Shares for $200 million, with the option to purchase up to an additional 50,000 Series B Preferred Shares for $50 million. The Series B Preferred Shares have the right to vote on an as converted basis with the Company’s common stock.

50.         To further dilute Mr. Schnatter’s ownership, the Special Committee and the Board also approved the issuance of $10 million of additional shares to other third-parties.

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51.         In addition to purchasing preferred stock, pursuant to a Governance Agreement (the “Governance Agreement”), the Starboard Entities also received the right to nominate two board members, one of whom must be independent of the Starboard Entities. Jeffrey Smith, the CEO of Starboard, joined the Board as the Starboard appointee, and Anthony M. Sanfilippo as the independent director. The Governance Agreement also requires the Board to recommend that stockholders vote to elect Messrs. Smith and Sanfilippo at the Company’s 2019 annual meeting without regard to whether the Board believes that their election is in the best interests of the Company and its stockholders. More importantly, the Defendants negotiated protection for themselves to prevent the Starboard Entities or anyone else from being able to mount an effective proxy contest against the nominees selected by the incumbent board.

52.         Turning to the interlocking entrenchment provisions, under the lock-up provision, the Starboard Entities may not transfer the stock for a year. Additionally, the Board entered into the Governance Agreement, which requires the Starboard Entities to, among other things, vote for the Board’s director nominees, which will be selected by a majority of the incumbent directors. The Starboard Entities are also generally required to vote their shares in accordance with the Board’s recommendation and against other stockholder proposals.

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53.         Specifically, the relevant portions of Section 1(c)(ii)-(iii) of the Governance Agreement provide:

(ii) During the Standstill Period, Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s stockholders, (B) submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the Company’s stockholders, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Company’s stockholders. Starboard shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(c)(ii).

(iii) During the Standstill Period, Starboard shall appear in person or by proxy at each annual meeting of the Company’s stockholders and vote all Series B Preferred Shares and shares of Common Stock beneficially owned by Starboard at such meeting (A) in favor of all of the Company’s nominees, including any continuing director, (B) in favor of the ratification of the appointment of KPMG LLP as the Company’s independent auditors for the fiscal year ended December 31, 2019 (and, with respect to any future year during the Standstill Period, any other independent auditor as the Board may recommend for the applicable fiscal year)), (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or stockholder proposal or nomination presented at such annual meeting; provided, however, that in the event Institutional Shareholder Services Inc. (ISS) or Glass Lewis & Co., LLC (Glass Lewis) recommends otherwise with respect to the Company’s “say-on-pay” or any other Company proposal or stockholder proposal presented at any annual meeting of the Company’s stockholders held during the Standstill Period (other than proposals relating to the nomination or election of directors), Starboard shall be permitted to vote in accordance with the ISS or

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Glass Lewis recommendation. Starboard further agrees that it will appear in person or by proxy at any special meeting of the Company’s stockholders during the Standstill Period and vote and consent in any consent solicitation all Series B Preferred Shares and shares of Common Stock beneficially owned by Starboard at such meeting or in such consent solicitation in accordance with the Board’s recommendation on any Company proposal or stockholder proposal or nomination, including, without limitation, relating to the appointment, election or removal of director(s)….

54.         Significantly, while the Governance Agreement provides that the Starboard Entities may deviate from the requirement that they vote with the Board’s recommendation if ISS or Glass Lewis recommend otherwise, exempt from the carveout are “proposals relating to the nomination or election of directors.” The Starboard Entities may not even encourage other stockholders to vote “no” under the Governance Agreement.

55.         Even beyond this, and further entrenching the director defendants in their Board seats, in Section 2(a) of the Governance Agreement, the Special Committee forced Starboard to agree not to:

•	“[E]ngage, directly or indirectly, in any solicitation of proxies or consents or become a ‘participant’ in a ‘solicitation’ …. of proxies or consents …”;

•	Deposit its stock in voting trusts with other stockholders of the Company;

•	“[S]eek or submit, or encourage any person or entity to seek or submit, nomination(s) in furtherance of a ‘contested solicitation’ for the appointment, election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the appointment,

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election or removal of any directors, in each case in opposition to the recommendation of the Board;

•	“[S]eek, alone or in concert with others, representation on the Board or removal of any member of the Board, except as specifically permitted in Section 1”;

•	“[A]dvise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders or in connection with any consent solicitation, except in accordance with Section 1.”[1]

56.         The entrenching effects of the Governance Agreement may also continue beyond the 2019 annual meeting. The Governance Agreement provides that the Starboard Entities will retain their right to nominate directors through the 2021 annual meeting as long as the Starboard Entities elect to continue their standstill obligations and vote in accordance with the Board’s recommendations.

57.         Through the Starboard Investment as orchestrated by the Special Committee, the Starboard Entities will own between approximately 11%-19% of the Company’s voting stock (depending on the final reference price and whether the Starboard Entities elect to make an additional investment), and the incumbent Board members will have diluted Mr. Schnatter’s approximate 31% voting stake to approximately 25%-27%. Likewise, through the Governance Agreement the

1 The Governance Agreement also provided that Steve Ritchie, Schnatter’s successor as CEO after Schnatter voluntarily stepped down in 2017, will join the Board.

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incumbent Board has secured approximately 11%-19% of the Company’s voting shares to vote solely in support of the incumbents (other than Schnatter presumably) at the next annual meeting. In addition, the Poison Pill prevents Mr. Schnatter from purchasing additional shares to maintain his proportionate ownership stake. This is because the Starboard Entities acquired Series B Preferred that vote on an as converted basis but do not count as outstanding shares of common stock for purposes of the Poison Pill.

58.         While the Special Committee members are busy securing votes and diluting Mr. Schnatter’s voting and economic interests, the Poison Pill prevents Schnatter from even discussing votes or other Company matters with other shareholders because of the Acting in Concert provision. Accordingly, the Governance Agreement and the Poison Pill work hand-in-hand to make it more likely that the incumbent members of the Board (other than Schnatter) keep their seats and that Schnatter cannot speak to other stockholders to challenge the Company’s proposals and nominees.

59.         To ensure that Schnatter had the least amount of time possible to consider the proposal or respond to these entrenchment provisions, the Special Committee, which negotiated the Starboard Investment without Schnatter’s knowledge, gave him all of one day’s notice to consider an incredibly significant

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$250 million proposal before the full vote of the Board. Proposals that are fair to the Company hardly need such ambush-style tactics. Then, only 11 days later, the Company announced the annual meeting of stockholders would be held on April 30, 2019, further compressing the timeline for any insurgent stockholder to mount an effective proxy contest.

60.         There is no threat warranting this Board’s wrongful entrenchment and restrictions on stockholder voting. Therefore, Schnatter respectfully seeks relief from this Court in advance of the Company’s 2019 annual meeting of stockholders.

COUNT I

(Breach of Fiduciary Duty – Poison Pill and Voting Provisions of

Governance Agreement)

61.         Plaintiff repeats and realleges the allegations from the preceding paragraphs as if fully set forth here.

62.         Each member of the board owes fiduciary duties of care and loyalty.

63.         The defendant directors have breached their fiduciary duties.

64.         When directors adopt defensive measures, they have an obligation to identify a potential threat to corporate effectiveness and ensure that the response is proportional to that threat, and is not coercive or preclusive. When a defensive measure interferes with stockholder voting, there must be a compelling justification for the measure.

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65.         The defendant directors voted to approve the Poison Pill without identifying any real threat to corporate effectiveness. Company counsel and its banker presented the same information the Board had received at a meeting a few months before adoption of the Poison Pill in July 2018. In the absence of an actual threat to corporate effectiveness, the Poison Pill should be declared void ab initio.

66.          Further, the Poison Pill is not proportional in that it is preclusive. The adoption and continuation of the Poison Pill is causing irreparable injury to Plaintiff and other stockholders of the Company in numerous respects, including:

a.           Precluding Plaintiff or any other stockholder from cooperating, acting in concert, acting in parallel, working towards a common goal, or reaching an agreement, arrangement or understanding with other stockholders for the purpose of nominating individuals for election, demanding a special meeting of stockholders or simply discussing matters of common interest among the stockholders;

b.           Precluding Plaintiff from engaging with Legion, Trian or any other stockholder known to be considering or advocating for change at the Company or pursuing a business combination; and

c.           Allowing the Company to engage with stockholders on these same issues and using Company funds while Plaintiff and other stockholders are precluded from doing so.

67.         In the absence of expedited injunctive relief, Plaintiff and the other stockholders of the Company will suffer irreparable harm from the wrongful use of the Poison Pill. Plaintiff cannot even consider a proxy contest because the Acting in Concert provision of the Poison Pill precludes him from even discussing issues

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of common interest with other stockholders. Moreover, because the Board retains full authority to wield the might of the Poison Pill based on its own conclusions about whether any stockholders are “Acting in Concert,” no stockholder will ever know whether its actions violate the Poison Pill until it is too late.

68.         In addition to the Poison Pill, the Board also caused the Company to enter into the Governance Agreement as part of the Company’s transaction with the Starboard Entities. The members of the Board (other than Schnatter) used corporate assets to buy additional votes for themselves at the next annual meeting of stockholders and to prohibit the Starboard Entities, in their role as a significant stakeholder in the Company, from encouraging other shareholders from voting against the Company’s nominees.

69.         In the absence of any compelling threat to the Company, the Board is interfering with a stockholder vote by diluting Mr. Schnatter and guaranteeing in advance votes for themselves through the Governance Agreement and by prohibiting stockholders, including Schnatter, from working together to contest such a vote in advance of the meeting.

70.         Plaintiff is entitled to preliminary and permanent injunctive relief invalidating the Poison Pill or, in the alternative, eliminating the Acting in Concert

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definition of the Poison Pill and all of the clauses and other definitions dependent on the definition of Acting in Concert.

71.         Additionally, Plaintiff is entitled to preliminary and permanent injunctive relief invalidating the portions of the Governance Agreement that require the Starboard Entities to vote in favor of the Board’s nominees and the Board’s other recommendations and that prohibit the Starboard Entities from working with other stockholders to oppose the Company’s nominees or proposals.

72.         Further, because Defendants used company assets to guarantee votes securing their incumbency, Defendants have the obligation to prove that the Governance Agreement is intrinsically fair and not designed to disenfranchise the Company’s stockholders. Defendants will not be able to meet this standard.

73.         Plaintiff is without an adequate remedy at law.

74.         Plaintiff also seeks damages in an amount to be determined at trial.

WHEREFORE, Plaintiff requests that the Court enter its Orders, Judgments and Decrees:

A.	Preliminarily and permanently invalidating the Poison Pill, or, in the alternative, invalidating the Acting in Concert definition and all other provisions of the Poison Pill dependent on such definition;

B.	Preliminarily and permanently invalidating the portions of the Governance Agreement that dictate how the Starboard Entities must vote and prohibit them from working with other stockholders to oppose the Company’s nominees or proposals;

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C.	Damages in an amount to be determined at trial;

D.	Awarding Plaintiff his costs and fees, including reasonable attorneys’ fees; and

E.	Awarding such other and further relief that the Court finds equitable.

Of Counsel:	BAYARD, P.A.

Garland A. Kelley	/s/ Peter B. Ladig
Glaser Weil LLP	Peter B. Ladig (#3513)
10250 Constellation Blvd., 19th Fl.	Jason C. Jowers (#4721)
Los Angeles, California 90067	Brett M. McCartney (#5208)
(310) 553-3000	Elizabeth A. Powers (#5522)
600 N. King Street, Suite 400
Wilmington, Delaware 19801
(302) 655-5000

Dated: February 18, 2019	Attorneys for Plaintiff John Schnatter

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CERTIFICATE OF SERVICE

I hereby certify that on February 25, 2019, a true and correct copy of the foregoing has been served upon the following counsel via FileandServeXpress:

Blake Rohrbacher

Robert L. Burns

Brian F. Morris

Richards, Layton & Finger, P.A.

920 N. King St.

Wilmington, DE 19801

/s/ Peter B. Ladig
Peter B. Ladig (#3513)